FREE WRITING PROSPECTUS Dated February 22, 2006	Filed Pursuant to Rule 433 Registration No. 333–129816 February 23, 2006 Relating to Preliminary Prospectus Supplement dated February 13, 2006

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated February 13, 2006 and the prospectus dated February 13, 2006 (including the documents incorporated by reference in the preliminary prospectus supplement) and the free writing prospectus dated February 21, 2006 relating to these securities.

Issuer: Allscripts Healthcare Solutions, Inc.

Nasdaq National Market symbol: MDRX

Last sale price of our common stock as reported on the Nasdaq National Market: $18.15

Price to public: $17.75 per share

Underwriting discounts and commissions: $0.8875 per share

Proceeds, before expenses to Allscripts Healthcare Solutions, Inc.: $16.8625 per share

Common stock offered: 7,300,000 shares, all primary

Underwriters’ option to purchase additional shares of common stock: up to 1,095,000 shares, all primary

Net proceeds to us, before expenses: $123,096,250 (or $141,560,688 if underwriters’ option to purchase additional shares is exercised in full)

Trade date: February 23, 2006

Settlement date: February 28, 2006

Unless this free writing prospectus indicates otherwise or the context otherwise requires (i) the terms “we,” “our,” “issuer,” “us,” “Allscripts” and “the Company” refer to Allscripts Healthcare Solutions, Inc. and its consolidated subsidiaries, (ii) the term “A4” refers to A4 Health Systems, Inc. and its consolidated subsidiaries, (iii) references to the “A4 Acquisition” mean the consummation of our acquisition of A4, as described in the preliminary prospectus supplement, (iv) the term “GE” refers to General Electric Company, (v) the term “IDX” refers to IDX Systems Corporation, a wholly owned subsidiary of GE and (vi) the term “IIC” refers to IDX Investment Corporation, a wholly owned subsidiary of IDX. Unless this free writing prospectus indicates otherwise or the context otherwise requires, the information in this free writing prospectus assumes no exercise of the underwriters’ option to purchase additional shares.

IDX Stock Repurchase

On February 21, 2006, we entered into a purchase agreement with GE, IDX and IIC (which entities we collectively refer to as the GE Entities), pursuant to which we agreed to repurchase from IDX 1,250,000 shares of our common stock at a price per share equal to 95% of the public offering price per share in this offering, which is the net price per share we will receive in this offering. Based on the public offering price of $17.75 per share, we will repurchase the 1,250,000 shares at a price equal to $16.86 per share for a total purchase price of approximately $21.1 million. We will fund the repurchase with available cash. The closing of the repurchase is contingent on the closing of this offering. The terms of the purchase agreement also provide that the GE Entities will not sell any of the remaining shares of our common stock that they own for 60 days from the date of the prospectus supplement relating to this offering, subject to certain exceptions.

After completion of this offering and the IDX stock repurchase (based on 40,873,047 shares of our common stock outstanding as of December 31, 2005), IDX will beneficially own 5,827,138 shares of our common stock or approximately 12.4% of our outstanding shares.

Summary Unaudited Pro Forma Condensed Combined Financial Information

The following summary unaudited pro forma condensed combined financial information replaces the summary unaudited pro forma condensed combined financial information contained in our preliminary prospectus supplement and free writing prospectus dated February 21, 2006 and was derived from the unaudited pro forma condensed combined financial statements of Allscripts and A4 incorporated by reference in the preliminary prospectus supplement. The pro forma other financial and operating data was derived from historical operating statistics of each of Allscripts and A4. The unaudited pro forma condensed combined financial statements for the year ended December 31, 2004 are based on the audited financial statements of each of Allscripts and A4 incorporated by reference in the preliminary prospectus supplement. The unaudited pro forma condensed combined financial statements for the nine months ended September 30, 2005 are based on the unaudited financial statements of each of Allscripts and A4, incorporated by reference in the preliminary prospectus supplement. The unaudited pro forma condensed combined financial information gives effect to this offering, the application of the estimated net proceeds therefrom, the IDX stock repurchase and the A4 Acquisition as if each had occurred on January 1, 2004 in the case of statement of operations data or September 30, 2005 in the case of balance sheet data and other financial and operating data. The summary unaudited pro forma condensed combined financial information gives effect to the sale of 7,300,000 shares of our common stock in this offering and our receipt of approximately $122.2 million of net proceeds, based on the public offering price of $17.75 per share and after deducting underwriting discounts and commissions and estimated expenses of this offering payable by us, as described under “Use of Proceeds” below. The summary unaudited pro forma condensed combined financial information gives effect to the repurchase of 1,250,000 shares of our common stock from IDX for an aggregate purchase price of $21.1 million, based on a price per share of $16.86, which is 95% of the public offering price per share in this offering (the net price per share we will receive in this offering) of $17.75. This offering is not conditioned upon the consummation of the A4 Acquisition or the IDX stock repurchase. We cannot assure you that the A4 Acquisition or the IDX stock repurchase will be consummated on the terms described in the preliminary prospectus supplement or at all.

The summary pro forma condensed combined financial information is provided for informational purposes only and is subject to a number of uncertainties and assumptions. This information does not purport to represent what the combined companies’ actual performance or financial position would have been had the transactions occurred on the dates indicated and does not purport to indicate the financial position or results of operations as of any future date or at any future period. Because the information below is a summary, you should read the following information in conjunction with the other information contained under the captions “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and “Use of Proceeds” below, under the caption “The A4 Acquisition” in the preliminary prospectus supplement and our and A4’s historical financial statements and the accompanying notes thereto, and other financial and statistical data included elsewhere in or incorporated by reference in the preliminary prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our Annual Report on Form 10-K as of and for the year ended December 31, 2004 and from our Quarterly Report on Form 10-Q as of and for the three and nine months ended September 30, 2005, each incorporated by reference in the preliminary prospectus supplement.

	Nine months ended September 30, 2005
	Historical Allscripts	Historical A4	Pro forma adjustments	Pro forma combined
	(in millions, except per share and percentage data)
	(unaudited)
Statement of Operations Data:
Revenues:
Software and related services	$46.9	$55.9	$—	$102.8
Prepackaged medications	32.8	—	—	32.8
Information services	6.6	—	—	6.6

Total revenues	86.3	55.9	—	142.2

Cost of revenue	47.1	23.4	—	70.5
Gross profit	39.2	32.5	—	71.7

Operating expenses:
Selling, general and administrative expenses	31.8	20.6	—	52.4
Amortization of intangible assets	1.3	0.6	10.1	12.0

Income from operations	6.1	11.3	(10.1)	7.3

Income before income taxes	6.3	11.7	(12.8)	5.2
Income taxes	—	3.6	(1.6)	2.0

Net income	$6.3	$8.1	($11.2)	$3.2

Net income per share—basic	$0.16			$0.06

Net income per share—diluted	$0.15			$0.06

Weighted-average shares of common stock outstanding used in computing net income per share—basic	39.9		9.5	49.4

Weighted-average shares of common stock outstanding used in computing net income per share—diluted	43.0		9.5	52.5

Other Financial and Operating Data:
EBITDA(1)	$10.9	$12.5	$—	$23.4
Backlog	78.9	36.1	—	115.0
Bookings for software and information services segments	55.8	35.9	—	91.7
Percentage of revenues by segment:
Software and related services	54.3%	100%	—	72.3%
Prepackaged medications	38.0%	—	—	23.1%
Information services	7.7%	—	—	4.6%
Balance Sheet Data (at end of period):
Cash, cash equivalents and marketable securities	$136.0	$24.1	($124.3)	$35.8
Working capital	97.7	14.4	(55.6)	56.5
Intangible assets, net	9.6	5.0	80.5	95.1
Goodwill	13.8	27.9	128.3	170.0
Total assets	207.9	81.3	106.6	395.8
Long-term debt	82.5	3.3	—	85.8
Total stockholders’ equity	93.9	12.2	152.4	258.5

(1)	We define EBITDA as net income (loss), plus interest expense, income taxes, and depreciation and amortization, less interest income. EBITDA reconciled to net income (loss) is as follows:

	Nine months ended September 30, 2005
	Historical Allscripts	Historical A4	Pro forma adjustments	Pro forma combined
	(dollars in millions)
	(unaudited)
Net income	$6.3	$8.1	($11.2)	$3.2
Add back:
Interest expense	2.6	—	—	2.6
Depreciation and amortization	4.9	1.2	10.1	16.2
Income taxes	—	3.6	(1.6)	2.0

Less:
Interest income	(2.9)	(0.4)	2.7	(0.6)

EBITDA	$10.9	$12.5	$—	$23.4

Management uses EBITDA as a measure to assess operating performance and our ability to fund capital expenditures and service debt. We believe that EBITDA provides information that is useful to investors for evaluating our business and understanding our operating performance in a manner similar to management. EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of acquisitions, other amortizations and depreciation, and capital spending. However, EBITDA is not a measure of financial performance computed in accordance with GAAP and should not be considered in isolation or as a substitute for operating income, net income, cash flows from operations, or other statements of operations or cash flow data prepared in conformity with GAAP, or as measures of profitability or liquidity. In addition, EBITDA is susceptible to varying interpretations and calculations, and the amounts presented in this free writing prospectus may not be comparable to similarly titled measures of other companies. EBITDA may not be indicative of historical operating results, and we do not intend for it to be predictive of future results of operations or cash flows. In addition, actual results may differ from those reflected in EBITDA.

	Year ended December 31, 2004
	Historical Allscripts	Historical A4	Pro forma adjustments	Pro forma combined
	(in millions, except per share and percentage data)
	(unaudited)
Statement of Operations Data:
Revenues:
Software and related services	$44.1	$67.2	($7.9)	$103.4
Prepackaged medications	44.7	—	—	44.7
Information services	11.9	—	—	11.9

Total revenues	100.7	67.2	(7.9)	160.0

Cost of revenue	58.1	26.4	—	84.5
Gross profit	42.6	40.8	(7.9)	75.5

Operating expenses:
Selling, general and administrative expenses	37.7	24.0	—	61.7
Amortization of intangibles	1.8	0.5	13.4	15.7

Income (loss) from operations	3.1	16.3	(21.3)	(1.9)

Income (loss) before income taxes	3.1	16.4	(24.4)	(4.9)
Income taxes	—	(3.9)	3.9	—

Net income (loss)	$3.1	$20.3	($28.3)	($4.9)

Net income (loss) per share—basic	$0.08			($0.10)

Net income (loss) per share—diluted	$0.07			($0.10)

Weighted-average shares of common stock outstanding used in computing net income (loss) per share—basic	39.0		9.5	48.5

Weighted-average shares of common stock outstanding used in computing net income (loss) per share—diluted	41.6		9.5	48.5

Other Financial and Operating Data:
EBITDA(1)	$8.1	$17.3	($7.9)	$17.5
Backlog	67.1	25.9	—	93.0
Bookings for software and information services segments	65.9	45.4	—	111.3
Percentage of revenues by segment:
Software and related services	43.8%	100%	—	64.6%
Prepackaged medications	44.4%	—	—	27.9%
Information services	11.8%	—	—	7.5%

(1)	We define EBITDA as net income (loss), plus interest expense, income taxes, and depreciation and amortization, less interest income. EBITDA reconciled to net income (loss) is as follows:

	Year ended December 31, 2004
	Historical Allscripts	Historical A4	Pro forma adjustments	Pro forma combined
	(dollars in millions) (unaudited)
Net income (loss)	$3.1	$20.3	($28.3)	($4.9)
Add back:
Interest expense	1.7	0.1	1.7	3.5
Depreciation and amortization	5.0	1.0	13.4	19.4
Income taxes	—	(3.9)	3.9	—
Less:
Interest income	(1.7)	(0.2)	1.4	(0.5)

EBITDA	$8.1	$17.3	($7.9)	$17.5

Management uses EBITDA as a measure to assess operating performance and our ability to fund capital expenditures and service debt. We believe that EBITDA provides information that is useful to investors for evaluating our business and understanding our operating performance in a manner similar to management. EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of acquisitions, other amortizations and depreciation, and capital spending. However, EBITDA is not a measure of financial performance computed in accordance with GAAP and should not be considered in isolation or as a substitute for operating income, net income, cash flows from operations, or other statements of operations or cash flow data prepared in conformity with GAAP, or as measures of profitability or liquidity. In addition, EBITDA is susceptible to varying interpretations and calculations, and the amounts presented in this free writing prospectus may not be comparable to similarly titled measures of other companies. EBITDA may not be indicative of historical operating results, and we do not intend for it to be predictive of future results of operations or cash flows. In addition, actual results may differ from those reflected in EBITDA.

Capitalization

The following table sets forth our capitalization as of September 30, 2005:

•	on an actual basis, and

•	on a pro forma basis to give effect to the following transactions as if they had occurred on that date:

•	The A4 Acquisition for approximately $278.5 million, of which approximately $215.0 million is payable in cash and approximately $63.5 million is payable through the issuance of 3,500,000 shares of our common stock (based on the last reported sale price of $18.15 per share of our common stock on the Nasdaq National Market on February 22, 2006);

•	The sale of 7,300,000 shares of our common stock in this offering and our receipt of approximately $122.2 million of net proceeds, based on the public offering price of $17.75 per share and after deducting underwriting discounts and commissions and estimated expenses of this offering payable by us and the assumed application of all of the proceeds of this offering to pay a portion of the cash purchase price for the A4 Acquisition; and

•	The repurchase of 1,250,000 shares of our common stock owned by IDX for a total purchase price of approximately $21.1 million (based on 95% of the public offering price of $17.75 per share, which is the net price per share we will receive in this offering).

	As of September 30, 2005
	Actual	Pro forma(1)
	(dollars in millions, except share data)
Cash, cash equivalents and marketable securities	$136.0	$35.8

Long-term debt	$82.5	$85.8
Total debt	82.5	86.0

Preferred stock:
$0.01 par value per share; 1.0 million shares authorized; no shares issued and outstanding	—	—

Common stock:
$0.01 par value per share; 150.0 million shares authorized; 42.2 million shares issued and 40.8 million shares outstanding, actual and 50.3 million shares issued and outstanding, pro forma	0.4	0.4

Less treasury stock:
$0.01 par value; 1.4 million shares issued, actual and no shares, pro forma(2)	(11.2)	—

Additional paid-in capital	655.0	808.4

Accumulated deficit	(549.1)	(549.1)

Deferred stock based compensation	(0.4)	(0.4)

Accumulated other comprehensive income	(0.8)	(0.8)

Total stockholders’ equity	93.9	258.5

Total capitalization	$176.4	$344.5

(1)

You should read the following table in conjunction with the financial statements incorporated by reference in the preliminary prospectus supplement and the related notes thereto, the pro forma financial data included in this free writing prospectus and the related notes thereto, the information included under the caption “Use of Proceeds” below and under the caption “The A4 Acquisition” in the preliminary prospectus supplement. The following pro forma data is based upon a number of assumptions and estimates, including those set forth in “Unaudited Pro Forma Condensed Combined Financial Statements” in this free writing prospectus, is subject to uncertainties and does not purport to be indicative of the actual capitalization that would have resulted had the transactions described above in fact occurred on the date indicated, nor does it purport to be indicative of our future capitalization. We cannot assure you that the A4 Acquisition will be consummated on the terms described in the preliminary prospectus supplement or at all.

(2)	Of the 7,300,000 shares being issued in this offering, 1,400,000 shares will be issued from treasury.

The Financing

The table below sets forth the estimated sources and uses of funds for the A4 Acquisition and the IDX stock repurchase based on balances as of December 31, 2005 (dollars in millions):

Sources of funds		Uses of funds
Cash, cash equivalents and marketable securities	$146.1	Cash portion of A4 purchase price(2)	$215.0
Net proceeds from this offering(1) . . . . . . . . .	122.2	Fees and expenses	4.0
		IDX stock repurchase(3)	21.1
		General corporate purposes	28.2

Total sources of funds	$268.3	Total uses of funds	$268.3

(1)	Based upon the public offering price of $17.75 per share, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering.
(2)	The cash portion of the purchase price for A4 is subject to a working capital adjustment and will increase to the extent A4 has positive working capital on the closing date. We currently estimate that this adjustment will result in an approximately $10.1 million increase in the purchase price.
(3)	Based upon the repurchase of 1,250,000 shares of our common stock from IDX at a purchase price of $16.86 which is 95% of the public offering price per share in this offering.

Unaudited Pro Forma Condensed Combined Financial Statements

The following unaudited pro forma condensed combined financial statement for the year ended December 31, 2004 replaces the unaudited pro forma condensed combined financial statement for the year ended December 31, 2004 contained in the preliminary prospectus supplement and the free writing prospectus dated February 21, 2006 and is based on the audited financial statements of each of Allscripts and A4 incorporated by reference in the preliminary prospectus supplement. The unaudited pro forma condensed combined financial statements as of and for the nine months ended September 30, 2005 replace the unaudited pro forma condensed combined financial statements as of and for the nine months ended September 30, 2005 contained in the preliminary prospectus supplement and the free writing prospectus dated February 21, 2006 and are based on the unaudited financial statements of each of Allscripts and A4 incorporated by reference in the preliminary prospectus supplement. The unaudited pro forma condensed combined financial statements give effect to this offering, the application of net proceeds therefrom, the IDX stock repurchase, the A4 Acquisition, and the assumptions and adjustments described in the accompanying notes, as if each had occurred on January 1, 2004 in the case of the unaudited pro forma condensed combined statement of operations and September 30, 2005 in the case of balance sheet data. The unaudited pro forma condensed combined financial statements give effect to the sale of 7,300,000 shares of our common stock in this offering and our receipt of approximately $122.2 million of net proceeds, based on the public offering price of $17.75 per share and after deducting underwriting discounts and commissions and estimated expenses of this offering payable by us, as described under “Use of Proceeds” below. The unaudited pro forma condensed combined financial statements give effect to the repurchase of 1,250,000 shares of our common stock from IDX for an aggregate purchase price of $21.1 million, based on a price per share of $16.86 which is 95% of the public offering price per share in this offering (the net price per share we will receive in this offering) of $17.75. This offering is not conditioned upon the consummation of the A4 Acquisition or the IDX stock repurchase. We cannot assure you that the A4 Acquisition or the IDX stock repurchase will be consummated on the terms described in the preliminary prospectus supplement or at all.

The pro forma adjustments are based upon available information, preliminary estimates and certain assumptions that we believe are reasonable and are described in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not take into account (i) any synergies or cost savings that may or are expected to occur as a result of the A4 Acquisition or (ii) any cash or non-cash charges that we may incur in connection with the A4 Acquisition, the level and timing of which cannot yet be determined. The unaudited pro forma condensed combined financial statements have been prepared in accordance with SEC rules and regulations.

The unaudited pro forma condensed combined financial statements assume that the A4 Acquisition would be accounted for using the purchase method of accounting in accordance with the Financial Accounting Standards Board, or FASB, Statement No. 141, “Business Combinations,” or SFAS No. 141, and the resultant goodwill and other intangible assets will be accounted for under FASB Statement No. 142, “Goodwill and Other Intangible Assets,” or SFAS No. 142. The total purchase price has been preliminarily allocated based on information available to us as of the date of this free writing prospectus, to the tangible and intangible assets acquired and liabilities assumed based on management’s preliminary estimates of their current fair values. These estimates and assumptions of fair values of assets acquired and liabilities assumed and related operating results are subject to change that could result in material differences between the actual amounts and those reported in the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined financial statements are provided for informational purposes only and are subject to a number of uncertainties and assumptions and do not purport to represent what the combined companies’ actual performance or financial position would have been had the transactions occurred on the dates indicated and does not purport to indicate financial position or results of operations as of any future date or for any future period. You should read the following information in conjunction with the other information contained under the captions “Capitalization” above and “Use of Proceeds” below, under the caption “The A4 Acquisition” in the preliminary prospectus supplement and our and A4’s historical financial statements and the accompanying notes thereto, and other financial and statistical data included elsewhere in or incorporated by reference in the preliminary prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our Annual Report on Form 10-K as of and for the year ended December 31, 2004 and from our Quarterly Report on Form 10-Q as of and for the three and nine months ended September 30, 2005, each incorporated by reference in the preliminary prospectus supplement.

Unaudited Pro Forma Condensed Combined Statement of Operations

Nine months ended September 30, 2005

	For the nine months ended September 30, 2005
	Historical Allscripts	Historical A4	Pro forma adjustments (Note 4)		Pro forma combined
	(in millions, except per share data)
Revenues:
Software and related services	$46.9	$55.9	$—		$102.8
Prepackaged medications	32.8	—	—		32.8
Information services	6.6	—	—		6.6

Total revenues	86.3	55.9	—		142.2

Cost of revenue:
Software and related services	16.6	23.4	—		40.0
Prepackaged medications	27.2	—	—		27.2
Information services	3.3	—	—		3.3

Total cost of revenue	47.1	23.4	—		70.5
Gross profit	39.2	32.5	—		71.7

Operating expenses:
Selling, general and administrative expenses	31.8	20.6	—		52.4
Amortization of intangible assets	1.3	0.6	10.1	(C)	12.0

Income from operations	6.1	11.3	(10.1)		7.3

Interest income	2.9	0.4	(2.7	)(H)	0.6
Interest expense	(2.6)	—	—		(2.6)
Other income (expense), net	(0.1)	—	—		(0.1)

Income before income taxes	6.3	11.7	(12.8)		5.2
Income taxes	—	3.6	(1.6	)(J)	2.0

Net income	$6.3	$8.1	($11.2)		$3.2

Net income per share:
Basic	$0.16				$0.06

Diluted	$0.15				$0.06

Weighted average common shares outstanding (Note 2):
Basic	39.9		9.5	(K)	49.4

Diluted	43.0		9.5	(K)	52.5

Unaudited Pro Forma Condensed Combined Statement of Operations

Year ended December 31, 2004

	For the year ended December 31, 2004
	Historical Allscripts	Historical A4	Pro forma adjustments (Note 4)		Pro forma combined
	(in millions, except per share data)
Revenues:
Software and related services	$44.1	$67.2	($7.9	)(E)	$103.4
Prepackaged medications	44.7	—	—		44.7
Information services	11.9	—	—		11.9

Total revenues	100.7	67.2	(7.9)		160.0

Cost of revenue:
Software and related services	15.9	26.4	—		42.3
Prepackaged medications	35.7	—	—		35.7
Information services	6.5	—	—		6.5

Total cost of revenue	58.1	26.4	—		84.5

Gross profit	42.6	40.8	(7.9)		75.5

Operating expenses:
Selling, general and administrative expenses	37.7	24.0	—		61.7
Amortization of intangible assets	1.8	0.5	13.4	(C)	15.7

Income (loss) from operations	3.1	16.3	(21.3)		(1.9)
Interest income	1.7	0.2	(1.4	)(H)	0.5
Interest expense	(1.7)	(0.1)	(1.7	)(I)	(3.5)

Income (loss) before income taxes	3.1	16.4	(24.4)		(4.9)
Income taxes	—	(3.9)	3.9	(J)	—

Net income (loss)	$3.1	$20.3	($28.3)		($4.9)

Net income (loss) per share:
Basic	$0.08				($0.10)

Diluted	$0.07				($0.10)

Weighted average common shares outstanding (Note 2):
Basic	39.0		9.5	(K)	48.5

Diluted	41.6		9.5	(K)	48.5

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2005

	As of September 30, 2005
	Historical Allscripts	Historical A4	Pro forma adjustments (Note 4)		Pro forma combined
	(in millions, except per share data)
Current assets:
Cash and cash equivalents	$37.7	$24.1	($26.0	)(A)	$35.8
Marketable securities	56.9	—	(56.9	)(A)	—
Accounts receivable, net	26.8	10.8	—		37.6
Other receivables	0.6	—	—		0.6
Inventories	1.9	1.0	—		2.9
Deferred income taxes	—	2.8	22.1	(D)	24.9
Prepaid expenses and other current assets	4.9	0.7	—		5.6

Total current assets	128.8	39.4	(60.8)		107.4

Non-current assets:
Long-term marketable securities	41.4	—	(41.4	)(A)	—
Fixed assets, net	2.6	8.7	—		11.3
Software development costs, net	6.4	—	—		6.4
Intangible assets, net	9.6	5.0	80.5	(C)	95.1
Goodwill	13.8	27.9	128.3	(B)	170.0
Deferred income taxes	—	0.3	—		0.3
Other assets	5.3	—	—		5.3

Total non-current assets	79.1	41.9	167.4		288.4

Total assets	$207.9	$81.3	$106.6		$395.8

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Current maturities of long-term debt	$—	$0.2	$—		$0.2
Accounts payable and accrued liabilities	16.0	7.4	—		23.4
Deferred revenues	15.1	17.4	(5.2	)(E)	27.3

Total current liabilities	31.1	25.0	(5.2)		50.9

Non-current liabilities:
Long-term debt	82.5	3.3	—		85.8
Deferred tax liabilities	—	0.2	—		0.2
Other long term liabilities	0.4	—	—		0.4

Total non-current liabilities	82.9	3.5	—		86.4

Mandatorily redeemable convertible preferred and common stock	—	40.6	(40.6	)(F)	—
Commitments and contingencies
Stockholders’ equity	93.9	12.2	152.4	(G)	258.5

Total liabilities and stockholders’ equity	$207.9	$81.3	$106.6		$395.8

Notes to Unaudited Condensed Combined Pro Forma Financial Statements

1.	A4 Acquisition

On January 18, 2006, we entered into an agreement of merger with A4. The merger agreement provides for a business combination whereby a newly formed, wholly owned subsidiary of Allscripts will be merged with and into A4, with A4 surviving the merger.

Pursuant to the merger agreement, and subject to the terms and conditions of the merger agreement, we will acquire all of the outstanding equity interests (including options) of A4 for aggregate merger consideration of $215 million in cash and 3,500,000 shares of Allscripts common stock, subject to a purchase price adjustment based on changes in working capital.

Our acquisition of A4 has been accounted for as a business combination under SFAS No. 141. Assets acquired and liabilities assumed were recorded at their fair values as of September 30, 2005. The total preliminary purchase price is $288.9 million, including acquisition related transaction costs and is comprised of:

(in millions)
Acquisition of the outstanding common stock of A4 (cash of $215 million, working capital cash of $6.4 million as of September 30, 2005, and 3,500,000 Allscripts shares at $18.15 per share, the last sale price of our common stock on February 22, 2006)	$284.9
Acquisition related transaction costs	4.0

Total preliminary purchase price	$288.9

Acquisition related transaction costs include our estimate of investment banking fees, loan commitment fee for securing bridge financing, legal and accounting fees and other external costs directly related to the A4 Acquisition.

Under business combination accounting, the total preliminary purchase price will be allocated to A4’s net tangible and identifiable intangible assets based on their estimated fair values. Based upon our management’s preliminary valuation, the total purchase price will be allocated as follows:

(in millions)
Goodwill	$156.2
Identifiable intangible assets	80.5
Net tangible assets	30.1
Net deferred tax assets	22.1

Total preliminary purchase price allocation	$288.9

Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired. Goodwill amounts are not amortized, but rather are tested for impairment at least annually. In the event that we determine that the value of goodwill has become impaired, we will incur an accounting charge for the amount of impairment during the fiscal quarter in which such determination is made.

Identifiable intangible assets acquired consist of developed technology, core technology, trade names, customer contracts and software support agreements. The preliminary estimated fair value of identifiable intangible assets was determined by our management and will be finalized based on an independent third-party valuation. In addition, management is also evaluating A4’s in-process research and development costs, which could result in a change in the amount of goodwill recorded.

Net tangible assets were valued at their respective carrying amounts, which we believe approximates fair market value, except for adjustments to deferred revenues. Deferred revenues were reduced by $5.2 million in the pro forma condensed combined balance sheet, to adjust deferred revenue to an amount equivalent to the estimated cost plus an appropriate profit margin to perform the services related to A4’s software and support contracts.

As a result of the proposed A4 Acquisition and the forecasted net income of the combined company, we have reversed our deferred tax asset valuation allowance in conjunction with the purchase accounting for the A4 Acquisition. The reversal of the December 31, 2004 deferred tax valuation allowance totaling $54.6 million was included in the pro forma balance sheet adjustments as of September 30, 2005.

We have currently not identified any pre-acquisition contingencies where a liability is probable and the amount of the liability can be reasonably estimated. If information becomes available to us prior to the end of the purchase price allocation period, which would indicate that a liability is probable and the amount can be reasonably estimated, such items will be included in the purchase price allocation.

2.	Offering

The unaudited pro forma condensed combined financial statements give effect to the sale of 7,300,000 shares of our common stock in this offering and our receipt of approximately $122.2 million of net proceeds, based on the public offering price of $17.75 per share and after deducting underwriting discounts and commissions and estimated expenses of this offering payable by us, as described under “Use of Proceeds” below.

3.	IDX Stock Repurchase

On February 21, 2006, we entered into a purchase agreement with the GE Entities to repurchase 1,250,000 shares of our common stock from IDX. The repurchase amount reflects an aggregate purchase price of $21.1 million, based on a purchase price per share of $16.86 which is 95% of the public offering price per share in this offering (the net price per share we will receive in this offering) of $17.75. This transaction has been reflected in the pro forma condensed combined financial statements as if it occurred on January 1, 2004.

4.	Pro Forma Adjustments

The following pro forma adjustments are included in the unaudited pro forma condensed combined balance sheet as of September 30, 2005:

(A)	To record the following adjustments to cash:

(in millions)
To record net proceeds from this offering (net of $7.4 million in issuance costs)	$122.2
To record cash paid for A4 common stock	(221.4)
To record cash paid for A4 deal related costs	(4.0)
To record cash paid for the repurchase of 1,250,000 shares of our common stock from IDX	(21.1)
Reclassification of long-term and short-term marketable securities to cash and cash equivalents	98.3

Total adjustments to cash	($26.0)

(B)	To eliminate A4’s historical goodwill and record the preliminary fair value of goodwill.

(in millions)	Historical amount, net	Preliminary fair value	Increase
Goodwill	$27.9	$156.2	$128.3

(C)	To record the difference between the preliminary fair value and the historical amount of intangible assets.

(in millions)	Historical amount, net	Preliminary fair value	Increase	Annual amortization*	Nine months amortization*	Estimated useful life
Developed technology, core technology, trade names, customer contracts and software support agreements	$5.0	$85.5	$80.5	$13.9	$10.7	6 yrs.

Total identifiable intangible assets	$5.0	$85.5	$80.5	$13.9	$10.7

A4 historical amortization				(0.5)	(0.6)

Net increase in amortization				$13.4	$10.1

*	Pro forma amortization expense is calculated herein using the straight-line method. However, upon completion of our valuation process, we may conclude that intangible assets should be amortized using an accelerated method.

(D)	As a result of the A4 Acquisition and the forecasted net income of the combined company, we have reversed our deferred tax asset valuation allowance in conjunction with the purchase accounting for the A4 Acquisition.

To record the adjustment for deferred tax liabilities related to identifiable intangible assets and deferred revenues and the reversal of the December 31, 2004 deferred tax valuation allowance:

(in millions)	Preliminary fair value adjustment	Statutory tax rate	Deferred tax asset (liability)
Increase in identifiable intangible assets	$80.5	38.0%	($30.6)
Decrease in deferred revenues	5.2	38.0%	(1.9)

Deferred tax liabilities	$85.7		($32.5)

Reversal of the December 31, 2004 deferred tax valuation allowance			54.6

Net deferred tax adjustment			$22.1

(E)	To record the preliminary fair value adjustment to deferred revenues acquired. The preliminary fair value represents an amount equivalent to the estimated cost plus an appropriate profit margin, which assumes a legal obligation, to perform services related to A4’s new software and product support based on the deferred revenue balances of A4 as of September 30, 2005 and does not reflect the actual fair value adjustment as of the date of acquisition. The following adjustments represent the September 30, 2005 balance sheet adjustment and income statement adjustment for the year ended December 31, 2004:

(in millions)	Historical deferred revenue amount, net	Preliminary deferred revenue fair value	Decrease
New software and product support as of September 30, 2005	$17.4	$12.2	($5.2)

New software and product support as of January 1, 2004	$26.5	$18.6	($7.9)

(F)	To eliminate $40.6 million mandatorily redeemable convertible preferred and common stock that was converted to common stock in conjunction with the A4 Acquisition.

(G)	To record the following adjustments to stockholders’ equity:

(in millions)
To record net proceeds from this offering (net of $7.4 million in issuance costs)	$122.2
To record the issuance of approximately 3,500,000 shares for A4’s outstanding common stock	63.5
To eliminate A4’s historical stockholders’ equity	(12.2)
To record cash paid for the repurchase of 1,250,000 shares of our common stock from IDX	(21.1)

Total adjustments to stockholders’ equity	$152.4

(H)	The cash purchase price payment for the A4 Acquisition and the cash purchase price for the IDX stock repurchase would have resulted in a decrease in interest income for the nine months ended September 30, 2005 and the year ended December 31, 2004, as presented below.

(in millions)	Interest income as reported	Revised interest income-pro forma	Decrease
For the nine months ended September 30, 2005	$2.9	$0.2	($2.7)

For the year ended December 31, 2004	$1.7	$0.3	($1.4)

(I)	In July 2004, Allscripts completed a private placement of $82.5 million of 3.50% senior convertible debentures due 2024. These notes can be converted, in certain circumstances, into 7,329,424 shares of our common stock, subject to adjustment. The pro forma condensed combined financial statements have been presented under the assumption that these notes were issued as of January 1, 2004. This assumption resulted in a pro forma adjustment of $1.7 million in additional interest expense, which consisted of $1.4 million in interest expense and $0.3 million in additional amortization of debt issuance costs.

(J)	To reverse A4’s income tax provision (benefit) to reflect the tax provision related to the pro forma net income (loss) of the combined statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004.

(K)	Represents the 3,500,000 shares issued in conjunction with the A4 Acquisition, the issuance of 7,300,000 shares of common stock in this offering and the repurchase of 1,250,000 shares of our common stock from IDX.

Use of Proceeds

We estimate that we will receive net proceeds from this offering of approximately $122.2 million, or approximately $140.7 million if the underwriters exercise their option to purchase additional shares in full, in each case based on a public offering price of $17.75 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will retain broad discretion over the use of the net proceeds from this offering. We intend to use all of the net proceeds from this offering to finance the A4 Acquisition as described under “The A4 Acquisition” in the preliminary prospectus supplement. If the A4 Acquisition is not consummated, we will use all of the net proceeds from this offering for general corporate purposes, including working capital and we may consider acquisitions of other complementary businesses, technologies or other assets from time to time and we may therefore apply all or a portion of the proceeds from this offering to finance the cost of those other acquisitions. Pending application of the net proceeds for these purposes, we intend to invest the net proceeds in interest-bearing short-term investment grade securities.

Supplement to Certain Relationships and Related Transactions

IDX Relationship

In connection with the execution and delivery of the amended and restated strategic alliance agreement with IDX on January 18, 2006, we paid $1.1 million to IDX in satisfaction of all royalties due and owing through December 31, 2005 under the original agreement, the entire amount of which was reserved in our financial statements which are incorporated by reference in the preliminary prospectus supplement. Such payment reflected a credit to IDX in the amount of $197,000 for amounts owed by IDX under a distribution agreement with an affiliate of Allscripts. Additionally, Allscripts and IDX quantified our remaining royalty payment obligations under the original agreement to be $932,000 with respect to our license agreements in effect as of the effective date of the amended and restated agreement but as to which revenues were not yet recognized by us. Such royalties will become payable to IDX at the earlier of (i) the month following the quarter in which such revenues are recognized and (ii) December 31, 2007. We also extended our lease of office space with IDX to September 2006, with nine supplemental monthly rental payments of $74,000.

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